UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*
Calpine Corporation
(Name of Issuer)
Common Shares, par value $0.001 per share
(Title of Class of Securities)
131347304
(CUSIP Number)
Joseph P. Richardson
Squire, Sanders & Dempsey L.L.P.
40 North Central Avenue, #2700
Phoenix, Arizona 85018
(602) 528-4801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	131347304	13D	Page	2	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	131347304	13D	Page	3	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	131347304	13D	Page	4	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	131347304	13D	Page	5	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	131347304	13D	Page	6	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	131347304	13D	Page	7	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	131347304	13D	Page	8	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	131347304	13D	Page	9	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BERMUDA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	131347304	13D	Page	10	of	17	Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,920,643

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		59,920,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,920,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1656%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	131347304	13D	Page	11	of	17	Pages
Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Shares, $0.001 par value (the “Shares”), of Calpine Corporation, a Delaware corporation (the “Issuer”).
     The address of the Issuer’s principal executive offices is 50 West San Fernando Street, San Jose, California 95113.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Farrington Capital, LP (“Farrington”), LSP Cal Holdings I, LLC (“LSP Cal I”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners, L.P. (“Partners I”), LS Power Partners II, L.P. (“Partners II”), Luminus Management, LLC (“Luminus Management”), Luminus Asset Partners, L.P. (“Luminus Asset Partners”) and Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), pursuant to their agreement to the joint filing of this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 7.1).
     Farrington, LSP Cal I, LSP Cal II, Partners I and Partners II are together referred to herein as the “LS Power Entities.” Luminus Management, Luminus Asset Partners and Luminus Energy Fund are together referred to herein as the “Luminus Entities.” The LS Power Entities and the Luminus Entities are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”
     Farrington Management, LLC (“Farrington Management”) is the General Partner of Farrington. Farrington is the record owner of 116,350 Shares. Due to its relationship with Farrington, Farrington Management may be deemed to have shared voting and investment power with respect to the shares beneficially owned by Farrington. As such, Farrington Management may be deemed to have shared beneficial ownership of the Shares of which Farrington is the owner. Farrington Management, however, disclaims beneficial ownership of such Shares.
     LS Power Equity Partners, L.P. (“LSPEP”) is the Managing Member of LSP Cal I. LSP Cal I is the record owner of 41,209,416 Shares. Due to its relationship with LSP Cal I, LSPEP may be deemed to have shared voting and investment power with respect to the shares beneficially owned by LSP Cal I. As such, LSPEP may be deemed to have shared beneficial ownership of the Shares of which LSP Cal I is the owner. LSPEP, however, disclaims beneficial ownership of such Shares.
     LS Power Equity Partners II, L.P. (“LSPEP II”) is the Managing Member of LSP Cal II. LSP Cal II is the record owner of 9,140,4031 Shares. Due to its relationship with LSP Cal II, LSPEP II may be deemed to have shared voting and investment power with respect to the shares beneficially owned by LSP Cal II. As such, LSPEP II may be deemed to have shared beneficial ownership of the Shares of which LSP Cal II is the owner. LSPEP II however, disclaims beneficial ownership of such Shares.
     Partners I is the general partner of each of LSPEP and LS Power Equity Partners PIE I, L.P. (“PIE I”). PIE I owns 100% of LSP Cal EB I, Ltd. (“LSP EB I”). LSPEP, PIE I and LSP EB I are together the members of LSP Cal I. LSP Cal I is the record owner of 41,209,416 Shares. Due to its relationship with LSP Cal I, Partners I may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by LSP Cal I. As such, Partners I may be deemed to have shared beneficial ownership of the Shares of which LSP Cal I is the owner. Partners I, however, disclaims beneficial ownership of such Shares.
Partners II is the general partner of each of LSPEP II and LS Power Equity Partners II PIE, L.P. (“PIE II”). PIE II owns 100% of LSP Cal EB II, Ltd. (“LSP EB II”). LSPEP II, PIE II and LSP EB II are together the members of LSP Cal II. LSP Cal II is the record owner of 9,140,4031 Shares. Due to its relationship with LSP Cal II, Partners II may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by LSP Cal II. As such, Partners II may be deemed to have shared beneficial ownership of the Shares of which LSP Cal II is the owner. Partners II, however, disclaims beneficial ownership of such Shares.

[1]	LSP Cal II has the right to receive 9,140,403 Shares in satisfaction of various claims held by it pursuant to the Plan (as defined herein). LSP Cal II anticipates receipt of such Shares within 60 days of the date hereof.

CUSIP No.	131347304	13D	Page	12	of	17	Pages
     Luminus Management is the manager of Luminus Asset Partners. Luminus Asset Partners is the record owner of 2,047,657 Shares. Due to its relationship with Luminus Asset Partners, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Asset Partners. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Asset Partners is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.
     Luminus Management is the manager of Luminus Energy Fund. Luminus Energy Fund is the record owner of 7,406,8171 Shares. Due to its relationship with Luminus Energy Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Energy Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.
     Mikhail Segal directly (through his ownership position) or indirectly through one or more intermediaries, may be deemed to control Farrington and to have shared voting and investment power with respect to the Shares owned by Farrington. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Farrington. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal’s current principal occupation is Vice President of Farrington Management.
     James Bartlett directly (through his positions) or indirectly through one or more intermediaries, may be deemed to control Partners I and Partners II and to have shared voting and investment power with respect to the Shares owned by Partners I and Partners II. As such, Mr. Bartlett may be deemed to have shared beneficial ownership of the Shares owned by Partners I and Partners II. Mr. Bartlett, however, disclaims beneficial ownership of such Shares. Mr. Bartlett’s current principal occupation is President of LS Power and LS Power.
     Paul Segal directly (through his position) may be deemed to control the Luminus Entities and to have shared voting and investment power with respect to the Shares owned by Luminus Asset Partners and Luminus Energy Fund. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Luminus Asset Partners and Luminus Energy Fund. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal’s current principal occupation is president of Luminus Management and Luminus Asset Partners and director of Luminus Energy Fund.
     Each Reporting Person, other than Luminus Energy Fund, is organized in the state of Delaware. Luminus Energy Fund is organized under the laws of Bermuda. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each of the LS Power Entities is 1700 Broadway, 35th Floor, New York, NY 10019. The principal business address of each of the Luminus Entities is 1700 Broadway, 38th Floor, New York, NY 10019.
     During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 59,920,6432 Shares, as detailed in Item 5.
     The Reporting Persons received such Shares pursuant to the Issuer’s Sixth Amended Joint Plan of Reorganization (the “Plan”), under the provisions of which the Issuer distributed an aggregate of approximately 423,000,000 shares of its common stock on or about January 31, 2008 emergence from Chapter 11 bankruptcy

[1]	Includes 481,072 Shares which Luminus Energy Fund has the right to receive in satisfaction of various claims held by it pursuant to the Plan (as defined herein). Luminus Energy Fund anticipates receipt of such Shares within 60 days of the date hereof.

[2]	Includes 9,621,475 Shares which LSP Cal II and Luminus Master Fund have, in the aggregate, the right to receive in satisfaction of various claims held by them pursuant to the Plan (as defined herein). LSP Cal II and Luminus Energy Fund anticipate receipt of such Shares within 60 days of the date hereof.

CUSIP No.	131347304	13D	Page	13	of	17	Pages
protection. The distribution of the Shares to the Reporting Persons was on account of allowed unsecured claims. According to the Issuer’s press release announcing its emergence, the Shares have an imputed value of $17.36, making the implied purchase price for the Shares owned by the Reporting Persons $1,040,222,362.48. The claims that were the basis of the distributions to the Reporting Persons were acquired during the pendency of the Issuer’s Chapter 11 proceedings, and the funds for such acquisitions came, with respect to each of the Reporting Persons, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares (through acquisition of unsecured claims in respect of which the Shares were distributed and (in some cases) acquisition of certain Shares directly from parties that received Shares in satisfaction of unsecured claims) for investment purposes in the ordinary course of business because they believed that the claims (or Shares, as applicable) at the time of purchase were undervalued and that the Shares of the reorganized debtor upon emergence from the Chapter 11 proceedings would likely be undervalued in the market. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer and other holders of the Shares, concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) and (b)

		Number of
	Number of	Shares With	Aggregate
	Shares With	Shared Voting	Number of	Percentage
	Sole Voting and	and	Shares	of Class
	Dispositive	Dispositive	Beneficially	Beneficially
Reporting Persons	Power	Power[1]	Owned[1]	Owned
Farrington Capital, LP	0	59,920,643	59,920,643	14.1656%
LSP Cal Holdings I, LLC	0	59,920,643	59,920,643	14.1656%
LSP Cal Holdings II, LLC	0	59,920,643	59,920,643	14.1656%
Luminus Management, LLC	0	59,920,643	59,920,643	14.1656%
Luminus Asset Partners, L.P.	0	59,920,643	59,920,643	14.1656%
Luminus Energy Partners Master Fund, Ltd.	0	59,920,643	59,920,643	14.1656%
LS Power Partners, L.P.	0	59,920,643	59,920,643	14.1656%
LS Power Partners II, L.P.	0	59,920,643	59,920,643	14.1656%

[1]	Includes 9,621,475 Shares which LSP Cal II and Luminus Master Fund have, in the aggregate, the right to receive in satisfaction of various claims held by them pursuant to the Plan (as defined herein). LSP Cal II and Luminus Energy Fund anticipate receipt of such Shares within 60 days of the date hereof.

CUSIP No.	131347304	13D	Page	14	of	17	Pages
     By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 59,920,6431 Shares, representing approximately 14.1656% of the outstanding Shares. The percentages used herein are based on the 423,000,000 Shares reported to be issued and outstanding in connection with the Issuer’s emergence from its Chapter 11 bankruptcy proceedings, as reported by the Issuer in its emergence press release date January 31, 2008, a copy of which was attached to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2008.
     (c) All transactions in the Shares affected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Persons have orally agreed to co-invest in the Issuer (the “Co-Investment Agreement”). Due to the Co-Investment Agreement, such parties may be deemed to share beneficial ownership over the Shares held by one another. Each of the Reporting Persons, however, disclaims beneficial ownership over the Shares held by all other Reporting Persons.
Item 7. Material To Be Filed As Exhibits.

Exhibit
No.	Description
7.1	Joint Filing Agreement, dated February 11, 2008 (filed herewith).

7.2	Power of Attorney, dated February 11, 2008 (filed herewith).

[1]	Includes 9,621,475 Shares which LSP Cal II and Luminus Master Fund have, in the aggregate, the right to receive in satisfaction of various claims held by them pursuant to the Plan (as defined herein). LSP Cal II and Luminus Energy Fund anticipate receipt of such Shares within 60 days of the date hereof.

CUSIP No.	131347304	13D	Page	15	of	17	Pages
SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008

Farrington Capital, LP
By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President

LSP Cal Holdings I, LLC
By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

LSP Cal Holdings II, LLC
By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

LS Power Partners, L.P.
By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

LS Power Partners II, L.P.
By:	/s/ James Bartlett
	Name:	James Bartlett
	Title:	President

Luminus Management, LLC
By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

CUSIP No.	131347304	13D	Page	16	of	17	Pages

Luminus Asset Partners, L.P.
By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Luminus Energy Partners Master Fund, Ltd.
By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

CUSIP No.	131347304	13D	Page	17	of	17	Pages
ANNEX A TO SCHEDULE 13D

					Average
		Buy /			Price
Party Effecting Transaction	Date	Sell[1]	Quantity		($)[2]	Currency
Farrington Capital, LP	1/31/08	BUY	116,350		17.36	USD
LSP Cal Holdings I, LLC	1/31/08	BUY	41,209,416		17.36	USD
LSP Cal Holdings II, LLC	1/31/08	BUY	9,140,403	[3]	17.36	USD
Luminus Asset Partners, LP	1/31/08	BUY	2,047,657		17.36	USD
Luminus Energy Partners Master Fund, Ltd.	1/31/08	BUY	7,406,817	[4]	17.36	USD

[1]	Shares were distributed to the party effecting the transaction pursuant to the Plan on account of allowed unsecured claims.

[2]	According to the Issuer’s press release announcing its emergence from bankruptcy, the Shares have an imputed value of $17.36 per share.

[3]	LSP Cal II has the right to receive 9,140,403 Shares in satisfaction of various claims held by it pursuant to the Plan (as defined herein). LSP Cal II anticipates receipt of such Shares within 60 days of the date hereof.

[4]	Includes 481,072 Shares which Luminus Energy Fund has the right to receive in satisfaction of various claims held by it pursuant to the Plan (as defined herein). Luminus Energy Fund anticipates receipt of such Shares within 60 days of the date hereof.